Exhibit 16.1

25 Days To Invest: Q4 Flash Financial Update

We are happy to report our Flash Financial update for the period ending December 31, 2020 (see key highlights below).

We have made the decision to end our current Reg A+ offering on March 3rd of this year. If you are interested in investing in this round or know someone who is, now is the time to take advantage of this opportunity, and all the investor perks that come with it, before it closes.

As you may have been notified, as of November 1st, 2020 the minimum investment amount has been lowered to $250. Investor perks now include 30% off all regularly priced products, 1 HYLETE point for every $1 invested, as well as exclusive investor offers.

Key Highlights**:

•	Gross margin of 51% in Q4 2020 vs 43% in Q4 2019

•	Trailing 12 Month Revenue of $11.1M vs $12.6M in same period a year earlier

•	Q4 2020 Net Revenues of $3.3M vs $4.1M for Q4 2019

•	Current equity raise is now over $1.1 Million

•	300%+ increase in SMS subscribers in Q4, YOY

•	97% of Q4 product reviews were 4-stars and over, with an average star review rating of 4.82

Invest Today

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You should read the Offering Circular before making any investments. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

*HYLETE reserves the right to adjust pricing for investors in the future which may result in more or less percentage discounts being applicable.

** Financial Information is based on our unaudited operating data and is subject to change once we prepare our financial statements and our accountant completes an audit of those statements.

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